Exhibit 99.1

First High-School Education Group Provides Update on New Regulations

BEIJING, July 26, 2021 /PRNewswire/ — First High-School Education Group Co., Ltd. (“First High-School Education Group” or the “Company”) (NYSE: FHS), the largest operator of private high schools in Western China and third largest operator in China1, announced that, on July 24, 2021, China’s official state media, including Xinhua News Agency and China Central Television, announced the Opinions on Further Alleviating the Burden of Homework and After-School Tutoring for Students in Compulsory Education (the “Opinion”), issued by the General Office of the CPC Central Committee and the General Office of the State Council. The Opinion contains high-level policy directives about requirements and restrictions related to after-school tutoring services, including (i) institutions providing after-school tutoring services on academic subjects in China’s compulsory education system, or Academic AST Institutions, need to be registered as non-profit, no approval will be granted to new Academic AST Institutions, and an approval mechanism will be adopted for online Academic AST Institutions; (ii) foreign ownership in Academic AST Institutions is prohibited, including through contractual arrangements, and companies with existing foreign ownership need to rectify the situation; (iii) listed companies are prohibited from raising capital to invest in Academic AST Institutions; (iv) Academic AST Institutions are prohibited from providing tutoring services on academic subjects in compulsory education during public holidays, weekends and school breaks; and (v) Academic AST Institutions must follow the fee standards to be established by relevant authorities. The Opinion also provides that institutions providing after-school tutoring services on academic subjects in high schools (which do not fall within China’s compulsory education system) shall take into consideration the Opinion when conducting activities.

The Company will follow the spirit of the Opinion and comply with all relevant rules and regulations in providing high school education services. The Company’s existing business is expected to operate in a normal fashion, and the Company will further communicate with the competent authorities for guidance on the college entrance examination tutorial training business.

About First High-School Education Group

First High-School Education Group is the largest operator of private high schools in Western China and the third largest operator in China1. First High-School Education Group has a network of 19 schools, offering 14 high school programs, seven middle school programs and four tutorial school programs for Gaokao repeaters, as of December 31, 2020. All of schools of the Company are strategically located in Western China. The Company aspires to become a leader and innovator of private high school education in China. For more information, please visit https://ir.diyi.top/.

[1]	In terms of student enrollment as of December 31, 2019, according to an industry report commissioned by First High-School Education Group and prepared by China Insights Industry Consultancy Limited.

Forward-Looking Statements

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and the completion of the public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the preliminary prospectus filed with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof, and the Company specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

For Investor and Media Inquiries Please Contact:

In China:

First High-School Education Group

Lillian Liu

Tel: +86-13062818313

E-mail: liuyi@dygz.com

The Blueshirt Group

Ms. Susie Wang

Phone: +86 138-1081-7475

Email: susie@blueshirtgroup.com

In the United States:

The Blueshirt Group

Ms. Julia Qian

Phone: +1 973-619-3227

Email: Julia@blueshirtgroup.com